UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           UNITY WIRELESS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001*
                         (Title of Class of Securities)

                                   913347 10 0
                                 (CUSIP Number)

                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                              THE TRIANGULAR TOWER
                                   45TH FLOOR
                                3 AZRIELI CENTER
                                 TEL AVIV 67023
                            ATTN: CORPORATE SECRETARY
                            TELEPHONE: 972-3-6075794
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                DECEMBER 13, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* AS SOME OF THE SECURITIES BENEFICIALLY OWNED BY THE REPORTING PERSONS ARE SERIES B CONVERTIBLE NON-REDEEMABLE PREFERRED SHARES, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SERIES B SHARES"), EACH OF WHICH IS CURRENTLY CONVERTIBLE INTO 1,000 SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SHARES"), THE FIGURES IN THIS STATEMENT ARE SHOWN ON AN AS CONVERTED BASIS.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Israel Infinity Venture Capital (Corporate General Partner) Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Island
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            1,249,672 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        990,859 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,249,672 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.8%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 384,514 Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Infinity I Annex Fund (General Partner) Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            7,973,023 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        7,709,120 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,973,023 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 2,453,238 Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FBR Infinity II Venture Partners Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            13,812,983 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        13,812,983 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,812,983 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.4%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 4,300,501 Shares and debentures convertible into 1,309,156 Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clal Venture Capital Fund Management Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            50,944 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        50,944 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,944 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 50,944 Shares, but excludes notes convertible into 594,347 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            30,588,376 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        29,255,844 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,588,376 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.1%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,564,535 Shares and debentures convertible into 1,309,156 Shares, but excludes notes convertible into 1,725,152 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clalit Finance and Investments Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            82,406 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        25,356 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     82,406 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

*    Includes warrants exercisable into 25,356 Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RDC Rafael Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            62,330 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        62,330 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     62,330 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 62,330 Shares, but excludes notes convertible into 727,167 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            84,756 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        84,756 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     84,756 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 84,756 Shares, but excludes notes convertible into 988,810 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ECI Telecom Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            27,907 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        27,907 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     27,907 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 27,907 Shares, but excludes notes convertible into 325,578 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd. ("DIC")
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            157,516 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        157,516 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     157,516 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 157,516 Shares, but excludes notes convertible into 1,837,677 Shares (which are not convertible within 60 days as of the date hereof).

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd. ("IDB Development")
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            30,910,265*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        29,577,733*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,910,265*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares and debentures convertible into 1,309,156 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 30,910,265 Shares include, among others, 54,938 Shares (the "CIEH Shares") beneficially owned by a wholly owned subsidiary of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for its own account.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            30,910,265*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        29,577,733*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,910,265*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares and debentures convertible into 1,309,156 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 30,910,265 Shares include, among others, the CIEH Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            30,910,265*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        29,577,733*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,910,265*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares and debentures convertible into 1,309,156 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 30,910,265 Shares include, among others, the CIEH Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            30,910,265*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        29,577,733*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,910,265*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares and debentures convertible into 1,309,156 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 30,910,265 Shares include, among others, the CIEH Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            30,910,265*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        29,577,733*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,910,265*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares and debentures convertible into 1,309,156 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 30,910,265 Shares include, among others, the CIEH Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)          [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            30,910,265*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON             -------------------------------------------------------------
WITH               10)  SHARED DISPOSITIVE POWER
                        29,577,733*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,910,265*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.2%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares and debentures convertible into 1,309,156 Shares, but excludes notes convertible into 3,237,251 Shares (which are not convertible within 60 days as of the date hereof). The 30,910,265 Shares include, among others, the CIEH Shares.

** Based on 146,876,729 Shares outstanding (on an as converted basis) as of October 31, 2006. See Item 5.

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D in respect of the shares of Common Stock, par value $0.001 per share (the "Shares"), of Unity Wireless Corporation (the "Issuer"), filed by Israel Infinity Venture Capital (Corporate General Partner) Ltd., Infinity I Annex Fund (General Partner) Ltd., FBR Infinity II Venture Partners Ltd., Clal Venture Capital Fund Management Ltd., Clal Industries and Investments Ltd., Clalit Finance and Investments Ltd., RDC Rafael Development Corporation Ltd., Elron Electronic Industries Ltd., ECI Telecom Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on December 7, 2006 (the "Statement").

     Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4, 5, 6 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

The second paragraph of Section 16 of Item 2 of the Statement is hereby amended and replaced in its entirety by the following:

     "Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman control Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company. Ganden Holdings owns, as of November 22, 2006, approximately 47.8% of the outstanding shares of IDB Holding (of which, approximately 10.1% of the outstanding shares of IDB Holding are held directly and approximately 37.7% of the outstanding shares of IDB Holding are held through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company, which is an indirect wholly owned subsidiary of Ganden Holdings). In addition, Shelly Bergman holds, through a wholly owned company, approximately 7.23% of the outstanding shares of IDB Holding."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Debentures and December Warrants (as such terms are defined below) were acquired by the Infinity II Funds (and beneficially owned by Infinity II GP) using funds from the working capital of the Infinity II Funds, as further described in Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

     CELLETRA. The fourth paragraph under the heading "Celletra" in Item 4 of the Statement is hereby amended and replaced in its entirety by the following:

     "As part of the transaction, each of the shareholders has executed a letter (the "Celletra Letter") whereby, among other things, they agreed to (1) indemnify the Issuer against misrepresentations and breaches of warranty, but the Issuer can look only to 10% of the merger consideration to recover on these obligations and (2) the lock-up of the Series B Shares (excluding Shares underlying the Celletra Warrants) as provided in Section 8 of the Celletra Agreement, which generally provides that the holders of the Series B Shares may not dispose of the shares (including Shares resulting from conversion of the Series B Shares), except that up to one twelfth (1/12) of such shares shall be released from the lock-up on the last day of each 12 calendar months beginning with the first calendar month following the first anniversary of the closing of the Celletra Agreement."

     DECEMBER 2006 FINANCING. As contemplated in an Additional Issuance Agreement (the "Additional Issuance Agreement") entered into between the Issuer and the Infinity II Funds, on December 13, 2006, the Infinity II Funds purchased from the Issuer $117,824 principal amount of 8% Convertible Secured Debentures (the "Debentures") and warrants to purchase approximately 654,578 Shares (the "December Warrants") as part of a $1.25 million round of financing of the Issuer.

     The Debentures are convertible into approximately 1,309,156 Shares at a conversion price equal to $0.09 per Share (subject to adjustments) and are subject to redemption and mandatory conversion upon certain terms and conditions specified in the Debentures. At the Issuer's election, the interest on the Debentures may be paid in cash or in Shares, subject to certain limitations. Consequently, the Debentures are convertible into Shares by dividing the principal amount and interest accrued thereon by the applicable conversion price and the figure above (1,309,156 shares) may generally increase until the full repayment of the Debentures.

     The December Warrants are exercisable until December 13, 2011, at an exercise price of $0.10 per Share (subject to adjustments) and contain a call provision that allow the Issuer to call the warrants upon certain terms and conditions specified therein.

     As part of the transaction, the Infinity II Funds, as well as other holders of the Debentures, entered into an Inter-Creditor Agreement (the "Inter-Creditor Agreement") with the Issuer and other creditors of the Issuer concerning, among others, the relationship between the different creditors. In addition, the Issuer provided a letter (the "2006 Letter") to the Infinity II Funds that generally provides that the Celletra Warrants beneficially owned by the Reporting Persons will be amended as follows: (1) the exercise price of the Celletra Warrants shall be reduced to $0.10 per share, (2) the exercise period shall be extended until December 13, 2011, and (3) a provision shall be added to address adjustments to the exercise price upon a reverse stock split of the Shares.

THE FOREGOING DESCRIPTION OF THE ADDITIONAL ISSUANCE AGREEMENT, THE DEBENTURES, THE DECEMBER WARRANTS, THE INTER-CREDITOR AGREEMENT AND THE 2006 LETTER DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THESE DOCUMENTS FILED AS EXHIBITS HERETO (SEE
ITEM 7), WHICH ARE INCORPORATED HEREIN.

     PURPOSES OF THE REPORTING PERSONS. The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment, as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws (including the lock-up under the Celletra Agreement). Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. To the best knowledge of the Reporting Persons, the persons named in Schedules A through J may purchase or dispose of Shares on their own account from time to time, subject to applicable laws.

     Except as may be provided otherwise herein, none of the Reporting Persons, nor to the best of their knowledge, any of the persons named in Schedules A through J to the Statement, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Percentages are based on 146,876,729 Shares outstanding (on an as converted basis), consisting of 115,966,464Shares outstanding as of December 19, 2006, as the Issuer informed the Reporting Persons, and the 30,910,265 Shares (on an as converted basis) beneficially owned by the Reporting Persons (in the aggregate).

As of December 13, 2006:

     (1) Infinity I GP is the beneficial owner of 1,249,672 Shares (including Celletra Warrants exercisable into 384,514 Shares) owned by the Infinity I Funds, representing approximately 0.85% of the Shares outstanding (on an as converted basis). The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto (which figures are incorporated herein by reference), is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     (2) Infinity Annex GP is the beneficial owner of 7,973,023 Shares (including Celletra Warrants exercisable into 2,453,238 Shares) owned by the Infinity Annex Fund, representing approximately 5.43% of the Shares outstanding (on an as converted basis). The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto (which figures are incorporated herein by reference), is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     (3) Infinity II GP is the beneficial owner of 13,812,983 Shares (including Celletra Warrants and December Warrants exercisable into an aggregate of 4,300,501 Shares) owned by the Infinity II Funds, representing approximately 9.40% of the Shares outstanding (on an as converted basis).

By reason of the relationships among Infinity I LP, Infinity I GP, Infinity Annex GP, Infinity II LP and Infinity II GP (together, the "Infinity Group"), demonstrated by (1) the overlapping directors and partners of the Infinity Funds and (2) their agreement in connection with the designation of directors to the Board of Directors of the Issuer as described in Item 4 above, they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Consequently, the Infinity Group may be deemed to be the beneficial owners, and to share the power to vote and dispose of, 23,035,678 Shares owned in the aggregate by the Infinity Funds (as described in clauses (1) through (3) above) (the "Infinity Shares"), representing approximately 15.68% of the Shares outstanding (on an as converted basis). Each of these Reporting Persons disclaims the existence of such Infinity Group and disclaims beneficial ownership of all of the Shares, other than those reported hereinabove as being beneficially owned by such Reporting Person.

     (4) CVCM is the beneficial owner, and shares with Clal Industries the power to vote and dispose of, 50,944 Shares (including Avantry Warrants exercisable into 50,944 Shares) owned by CVC, representing approximately 0.03% of the Shares outstanding (on an as converted basis).

     (5) Clal Industries is the beneficial owner, and shares with ECI and CVCM the power to vote and dispose of, 8,357,924 Shares and the power to vote 7,548,107 (including Celletra Warrants exercisable into 2,278,412 Shares and Avantry Warrants exercisable into 147,870 Shares) owned in the aggregate by Clal Industries (including its wholly owned subsidiary, Clal Electronics), ECI and CVC, representing approximately 5.73% of the Shares outstanding (on an as converted basis). Clal Industries disclaims beneficial ownership of the ECI Shares.

By reason of the interests of Clal Industries in the Infinity Funds as described in Item 2 above and the agreement in connection with the designation of directors to the Board of Directors of the Issuer as described in Item 4 above, it may be deemed to control the Infinity Group. Consequently, Clal Industries may be deemed to be the beneficial owner, and to share with CVCM and the Infinity Group the power to dispose of 30,588,376 Shares and the power to vote 29,255,844 Shares owned in the aggregate by Clal Industries, Clal Electronics, ECI, CVC and the Infinity Funds, representing approximately 20.83% and 20.06%, as applicable, of the Shares outstanding (on an as converted basis). The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power. Clal Industries disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Exchange Act and disclaims beneficial ownership of the Infinity Shares.

     (6) Clalit Finance is the beneficial owner, and shares with IDB Development the power to vote 82,406 Shares and the power to dispose of 25,368 Shares (including Celletra Warrants exercisable into 25,356 Shares) owned by Clalit Finance, representing approximately 0.06% of the Shares outstanding (on an as converted basis). The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     (7) RDC is the beneficial owner, and shares with Elron and DIC the power to vote and dispose, of the 62,330 Shares (including Avantry Warrants exercisable into 62,330 Shares) owned by RDC, representing approximately 0.04% of the Shares outstanding (on an as converted basis).

     (8) Elron is the beneficial owner, and shares with RDC and DIC the power to vote and dispose, of the 84,756 Shares (including Avantry Warrants exercisable into 84,756 Shares) owned in the aggregate by Elron and RDC, representing approximately 0.06% of the Shares outstanding (on an as converted basis).

     (9) ECI is the beneficial owner, and may be deemed to share with DIC and Clal Industries the power to vote and dispose, of the 27,907 Shares (including Avantry Warrants exercisable into 27,907 Shares) owned by ECI (the "ECI Shares"), representing approximately 0.02% of the Shares outstanding (on an as converted basis).

     (10) DIC is the beneficial owner, and may be deemed to share with Elron and ECI the power to vote and dispose of, 157,516 Shares (including Avantry Warrants exercisable into 157,516 Shares) owned in the aggregate by DIC and beneficially owned by Elron and ECI, representing approximately 0.11% of the Shares outstanding (on an as converted basis). DIC disclaims beneficial ownership of the ECI Shares.

     (11) IDB Development is the beneficial owner, and may be deemed to share with DIC and Clal Industries the power to vote and dispose of, 30,855,327 Shares owned in the aggregate by IDB Development (including its wholly owned subsidiary, Clalit Finance) and beneficially owned by DIC and Clal Industries (including the Infinity Shares), representing approximately 21.15% of the Shares outstanding (on an as converted basis). IDB Development may also be deemed to share the power to vote and dispose of the 54,938 Shares (including Celletra Warrants exercisable into 16,904 Shares) held by Clal Insurance Enterprises Holdings Ltd. and its wholly owned subsidiary (the "CIEH Shares"), for a total of 30,910,265 Shares (including Celletra Warrants exercisable into 8,821,250 Shares, Avantry Warrants exercisable into 277,479 Shares, Debentures convertible into 1,309,156 Shares and December Warrants exercisable into 654,578 Shares) in the aggregate, representing approximately 21.19% of the Shares outstanding (on an as converted basis). IDB Development disclaims beneficial ownership of the ECI Shares and the Infinity Shares. The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto (which figures are incorporated herein by reference), is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     (12) IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 30,910,265 Shares beneficially owned by IDB Development, representing approximately 21.19% of the Shares outstanding (on an as converted basis). IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of the ECI Shares and Infinity Shares. The difference between the number of Shares contemplated in the shared dispositive power and the shared voting power, as shown in the cover pages hereto (which figures are incorporated herein by reference), is attributable to such number of Shares held in escrow in accordance with the terms of the Celletra Agreement with respect to which the Reporting Person has voting power but not dispositive power.

     Information provided to the Reporting Person indicates that the persons named in Schedules A through J to the Statement did not beneficially own as of December 13, 2006 any Shares, except as set forth above.

(c) The Reporting Persons have not effected any transactions in the Shares in the past 60 days ending on December 13, 2006, except as set forth above. Information provided to the Reporting Persons indicates that none of the persons named in Schedules A through J to the Statement purchased or sold during the last 60 days ending on December 13, 2006, any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None, except as described under Item 4 above, which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1      Form of Additional Issuance Agreement
        Exhibit 2      Intercreditor Agreement
        Exhibit 3      Form of Debenture
        Exhibit 4      Form of December Warrant
        Exhibit 5      Form of 2006 Letter

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2006


               Israel Infinity Venture Capital (Corporate General Partner) Ltd. Infinity I Annex Fund (General Partner) Ltd.
               FBR Infinity II Venture Partners Ltd.
               Clal Venture Capital Fund Management Ltd.
               Clal Industries and Investments Ltd.
               Clalit Finance and Investments Ltd.
               RDC Rafael Development Corporation Ltd.
               Elron Electronic Industries Ltd.
               ECI Telecom Ltd.
               Discount Investment Corporation Ltd.
               IDB Development Corporation Ltd.
               IDB Holding Corporation Ltd.
               Mr. Nochi Dankner
               Mrs. Shelly Bergman
               Mrs. Ruth Manor
               Mr. Avraham Livnat

               BY: CLAL INDUSTRIES AND INVESTMENTS LTD.


               BY: /s/ Gonen Bieber, /s/ Guy Rosen
               -----------------------------------
               Gonen Bieber and Guy Rosen, authorized signatories of Clal Industries and Investments Ltd., for itself and on behalf of the other Reporting Persons pursuant to agreement annexed hereto as
               Exhibit 1.

                                                                       EXHIBIT 1

                          ADDITIONAL ISSUANCE AGREEMENT

This Additional Issuance Agreement ("AMENDMENT"), dated December ___, 2006, is made pursuant to that certain Securities Purchase Agreement, dated as of February 27, 2006 ("PURCHASE AGREEMENT"), by and between Unity Wireless Corporation (the "COMPANY") and _________ (a "NEW PURCHASER") for the purchase of the Company's 8% Senior Secured Convertible Debenture due February 28, 2009 (the "DEBENTURE") and the Common Stock Purchase Warrants issued in connection therewith (the "WARRANT"). CAPITALIZED TERMS USED AND NOT OTHERWISE DEFINED HEREIN THAT ARE DEFINED IN THE PURCHASE AGREEMENT SHALL HAVE THE MEANINGS GIVEN SUCH TERMS IN THE PURCHASE AGREEMENT.

     For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     1. ISSUANCE OF ADDITIONAL DEBENTURES AND WARRANTS. The Company hereby agrees to issue against payment to each New Purchaser (a) a debenture of the Company with a principal amount of $____ which debenture shall be in the form of, and on the same terms and conditions as, the Debentures, as amended pursuant to that certain consent, waiver and amendment agreement of even date herewith by and among the Company and the Purchasers (the "AMENDMENT AGREEMENT"), except that the maturity date of such Debentures shall be November ___, 2009 (each, an "ADDITIONAL DEBENTURE" and, collectively, the "ADDITIONAL DEBENTURES") and (b) a warrant to purchase up to _______ shares of Common Stock, which warrant shall be in the form of, and on the same terms and conditions as, the Warrants, as amended pursuant to the Amendment Agreement, except that such warrants shall expire on November ___, 2011 (the "ADDITIONAL WARRANTS"). The total purchase price to each New Purchaser for the purchase of the Additional Debenture and the Additional Warrants is $_____ (the "NEW SUBSCRIPTION AMOUNT"). Within 3 Trading Days of the date hereof, the Company shall deliver to each New Purchaser the Additional Debenture, Additional Warrants and opinion of counsel required pursuant to Section 5 and each New Purchaser shall wire the New Subscription Amount to the wire instructions attached hereto as ANNEX A.

     2. DOCUMENTS. The rights and obligations of each New Purchaser and of the Company with respect to the Additional Debentures, the Additional Warrants and the shares of Common Stock issuable under the Additional Debentures, Additional Warrants (the "ADDITIONAL UNDERLYING SHARES"), the Security Agreement and the Registration Rights Agreement shall be identical in all respects to the rights and obligations of such New Purchaser and of the Company with respect to the Debentures, the Warrants and the Underlying Shares issued and issuable pursuant to the Purchase Agreement. Any rights of a New Purchaser or covenants of the Company which are dependant on such New Purchaser holding securities of the Company or which are determined in magnitude by such New Purchaser's purchase of securities pursuant to the Purchase Agreement shall be deemed to include any securities purchased or issuable hereunder. The Purchase Agreement is hereby amended so that the term "Debentures" includes the Additional Debentures issued hereunder and "Underlying Shares" includes the Additional Underlying Shares. The Registration Rights Agreement entered into in connection with the Purchase Agreement is hereby amended so that the term "Registrable Securities" includes in the calculation thereof the Additional Underlying Shares. The Security Agreement is hereby amended so that the term "Debentures" includes the Additional Debentures.

     3. CONDITION PRECEDENT TO THE CLOSING OF THE AGREEMENT. It shall be condition precedent to the closing and effectiveness of the Agreement that the Purchasers shall have executed and delivered that certain Amendment Agreement and the Purchasers, the New Purchasers and other creditors of the Company signatory thereto shall have executed the intercreditor agreement, in the form of EXHIBIT A attached hereto. In addition, the Company shall cause each of its Subsidiaries to execute and deliver each New Purchaser a Subsidiary Guarantee with respect to the New Debentures.

     4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth on the corresponding section of the disclosure schedules delivered to the New Purchasers concurrently herewith (the "DISCLOSURE SCHEDULES") which Disclosure Schedules shall be deemed a part hereof and to qualify any representation or warranty otherwise made herein to the extent of such disclosure, the Company hereby makes the representations and warranties set forth below to each New
Purchaser:

          (a) AUTHORIZATION; ENFORCEMENT. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection therewith other than in connection with the Required Approvals. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except
     (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

          (b) NO CONFLICTS. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien (except as contemplated by the Security Documents) upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except, in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

          (c) ISSUANCE OF THE ADDITIONAL DEBENTURES. The Additional Debentures and Additional Warrants are duly authorized and, upon the execution of this Agreement by a New Purchaser, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Additional Underlying Shares, when issued in accordance with the terms of the Additional Debentures and Additional Warrants, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company has reserved from its duly authorized capital stock a number of shares of Common Stock for issuance of the Additional Underlying Shares at least equal to the Required Minimum on the date hereof.

          (d) EQUAL CONSIDERATION. Except as set forth in this Agreement, no consideration has been offered or paid to any person to amend or consent to a waiver, modification, forbearance or otherwise of any provision of any of the Transaction Documents.

          (e) AFFIRMATION OF PRIOR REPRESENTATIONS AND WARRANTIES. The Company hereby represents and warrants to each New Purchaser that the Company's representations and warranties listed in Section 3.1 of the Purchase Agreement are true and correct as of the date hereof.

     5. REPRESENTATIONS AND WARRANTIES OF THE NEW PURCHASERS. Each New Purchaser hereby, for itself and for no other New Purchaser, represents and warrants as of the date hereof to the Company as follows:

          (a) AUTHORITY. The execution, delivery and performance by such New Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or similar action on the part of such New Purchaser. This Agreement has been duly executed by such New Purchaser and, when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such New Purchaser, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

          (b) OWN ACCOUNT. Such New Purchaser (i) understands that the Additional Debenture and Additional Warrants are "restricted securities" and have not been registered under the Securities Act or any applicable state securities law, (ii) is acquiring the Additional Debenture and Additional Warrants as principal for its own account and not with a view to or for distributing or reselling such Additional Debenture or Additional Warrants or any part thereof in violation of the Securities Act or any applicable state securities law, (iii) has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and (iv) has no arrangement or understanding with any other persons regarding the distribution of such Additional Debentures and Additional Warrants (this representation and warranty not limiting such New Purchaser's right to sell the Additional Underlying Shares pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws) in violation of the Securities Act or any applicable state securities law. Such New Purchaser is acquiring the Additional Debenture and Additional Warrants hereunder in the ordinary course of its business. Such New Purchaser does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Additional Debentures, Additional Warrants or Additional Underlying Shares.

          (c) PURCHASER STATUS. Such New Purchaser is an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the
     Securities Act. Such New Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

          (d) GENERAL SOLICITATION. Such New Purchaser is not purchasing the Additional Debentures or Additional Warrants as a result of any advertisement, article, notice or other communication regarding the Additional Debentures or Additional Warrants published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

          (e) AFFIRMATION OF PRIOR REPRESENTATIONS AND WARRANTIES. Such New Purchaser hereby represents and warrants to the Company that its representations and warranties listed in Section 3.2 of the Purchase Agreement are true and correct as of the date hereof.

     6. DELIVERY OF OPINION. Concurrently herewith, the Company shall deliver to the New Purchasers an opinion of outside counsel regarding this Agreement and the issuance of the Additional Debentures and Additional Warrants in form and substance reasonably acceptable to the New Purchasers.

     7. PUBLIC DISCLOSURE. The Company shall, on or before the 4th Trading Day following the date hereof, issue a Current Report on Form 8-K, reasonably acceptable to the New Purchasers, disclosing the material terms of the transactions contemplated hereby and attaching this Agreement as an exhibit thereto. The Company shall consult with the New Purchasers in issuing any other press releases with respect to the transactions contemplated hereby.

     8. EFFECT ON TRANSACTION DOCUMENTS. Except as expressly set forth above, all of the terms and conditions of the Transaction Documents shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed, modified or superseded by the terms set forth herein, including, but not limited to, any other obligations the Company may have to the New Purchasers under the Transaction Documents. Notwithstanding the foregoing, this Agreement shall be deemed for all purposes as an amendment to any Transaction Document as required to serve the purposes hereof, and in the event of any conflict between the terms and provisions of the Debentures, the Registration Rights Agreement or any other Transaction Document, on the one hand, and the terms and provisions of this Agreement, on the other hand, the terms and provisions of this Agreement shall prevail.

     9. EXPENSES. The Company agrees to pay to each New Purchaser upon demand any and all reasonable out-of-pocket costs or expenses (including, without limitation, reasonable legal fees and disbursements) incurred or sustained by such New Purchaser, in connection with the preparation of this Agreement and related matters.

     10. AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and each New Purchaser.

     11. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement.

     12. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Purchaser. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of all of the New Purchasers of the then-outstanding Securities. Each New Purchaser may assign their respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

     13. EXECUTION AND COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

     14. GOVERNING LAW. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

     15. SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

     16. HEADINGS. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.

     17. INDEPENDENT NATURE OF NEW PURCHASERS' OBLIGATIONS AND RIGHTS. The obligations of each New Purchaser hereunder are several and not joint with the obligations of any other New Purchasers hereunder, and no New Purchaser shall be responsible in any way for the performance of the obligations of any other New Purchaser hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any New Purchaser pursuant hereto, shall be deemed to constitute the New Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the New Purchasers are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each New Purchaser shall be entitled to protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

                            [SIGNATURE PAGE FOLLOWS]

     Executed as of December ___, 2006 by the undersigned duly authorized representatives of the Company and the New Purchaser:


UNITY WIRELESS CORPORATION


By: __________________________________
Name: Ilan Kenig
Title: CEO

___________________________:

By:  ________________________________

Name of Authorized Signatory: _________________________

Title of Authorized Signatory: __________________________

                                                                       EXHIBIT 2

                            INTER-CREDITOR AGREEMENT

     This INTER-CREDITOR AGREEMENT (the "AGREEMENT") is made and effective as of ___, 2006, by and between the holders of the Unity Wireless Corporation 8% Senior Secured Convertible Debentures ("EXISTING CREDITORS") and the New Creditors (as defined below), (the Existing Creditors and the New Creditors are collectively referred to as the "CREDITORS").

                                    RECITALS

     WHEREAS, the Existing Creditors are the parties to that certain Securities Purchase Agreement dated February 27, 2006 and/or that certain additional issuance agreement of even date herewith (such securities purchase agreement and additional issuance agreement, collectively, the "PURCHASE AGREEMENT") by and between each Existing Creditors signatory thereto and Unity Wireless Corporation (the "COMPANY") and are the holders of those certain 8% Senior Secured Convertible Debentures due February 28, 2009 and December 13, 2009, and issued on February 28, 2006 and December 13, 2006, respectively, for an aggregate total principal amount up to $3,450,000 (the "EXISTING INDEBTEDNESS"), and the Existing Creditors are the beneficiaries of that certain Security Agreement dated February 27, 2006 (the "SECURITY AGREEMENT") between the Company, its Subsidiaries and the Existing Creditors;

     WHEREAS, pursuant to that certain Loan and Security Agreement dated December 13, 2006 (the "LOAN AGREEMENT"), the investors signatory thereto (the "NEW CREDITORS") will be loaning the Company up to $1,500,000, evidenced by 8% secured promissory notes due the earlier of (i) December 22, 2006 and (ii) the date the Company obtains the right to receive net proceeds of at least $1,500,000 in the aggregate in one or a series of debt or equity financings (the amounts owed pursuant to such Notes, the "NEW INDEBTEDNESS" and together with the Existing Indebtedness, the "INDEBTEDNESS");

     WHEREAS, the Existing Indebtedness is secured by all assets of the Company

     WHEREAS, New Indebtedness will also be secured by all assets of the Company;

     WHEREAS, the Creditors wish to memorialize their agreements concerning their respective rights, duties and obligations to one another with respect to the security interests granted under the Indebtedness.

     NOW, THEREFORE, in consideration of the mutual covenants herein, their respective performances and benefits pertaining to the Indebtedness, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   RANKING.

     1.1 The Indebtedness shall rank in the following order of priority: any sums secured or owed to the New Creditors pursuant to the New Indebtedness shall rank senior to amounts owed to the Existing Creditors, in proportion to such Creditor's outstanding principal amounts of Indebtedness at any given time that a determination needs to be made of pro-rata holdings. For clarity, as of the date of this Agreement, the holdings of the Existing Creditors (collectively) are $3,450,000 and the senior holdings of the senior New Creditors (collectively) are $1,500,000. Any Existing Indebtedness shall rank pari passu to any other Existing Indebtedness in proportion to each Existing Creditors then holdings of Existing Indebtedness.

     1.2 If an Event of Default (as defined under any Indebtedness) occurs and any party hereto receives payment from the Company not in compliance with this Agreement, the other parties hereto shall be immediately notified and such payment shall be shared with all of the other Creditors in proportion to their respective pro-rata holdings as set forth above.

     1.3 If an Event of Default occurs and any party hereto collects proceeds pursuant to its rights under any Indebtedness, the other parties shall be immediately notified and such payment shall be shared with all of the other Creditors as set forth above.

     1.4 Notwithstanding any other provision in this Agreement, adjustments shall be made between the Creditors from time to time to reflect the fact that any contingent obligation taken into account as an obligation under the Indebtedness becomes satisfied or incapable of maturing into an actual obligation.

     1.5 Each Existing Creditor and New Creditor is hereby authorized to file a UCC-1 in the jurisdictions set forth in, and pursuant to the terms of, the Security Agreement and Loan Agreement, respectively.

     1.6 Notwithstanding anything to the contrary contained in the Purchase Agreement or any document executed in connection with the New Indebtedness or the Existing Indebtedness and irrespective of: (i) the time, order or method of attachment or perfection of the security interests created in favor of Existing Creditors and the New Creditors, (ii) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect security interests in any collateral; (iii) anything contained in any filing or agreement to which any Creditor now or hereafter may be a party; and
          (iv) the rules for determining perfection or priority under the Uniform Commercial Code or any other law governing the relative priorities of secured creditors, each Creditor acknowledges that (x) all other Creditors have a valid security interest in the Collateral and (y) the security interests of the New Creditors in any Collateral pursuant to the New Indebtedness shall be senior to the security interests of the Existing Creditors in such Collateral pursuant to the Existing Indebtedness, and the security interests of the Existing Creditors in any Collateral pursuant to any outstanding Existing Indebtedness shall be pari-passu with each other.

     1.7 Each Creditor agrees not to commence any action or proceeding concerning the Indebtedness or the Collateral without providing at least one business day's notice to all Creditors.

2. INDEMNIFICATION BY EXISTING CREDITORS. Existing Creditors shall, severally, and not jointly, indemnify, defend, and hold harmless New Creditors against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable professional and attorneys' fees, including those arising from settlement negotiations, that New Creditors shall incur or suffer, which arise, result from, or relate to a breach of, or failure by Existing Creditors to perform under this Agreement.

3. INDEMNIFICATION BY NEW CREDITORS. New Creditors shall, severally, and not jointly, indemnify, defend, and hold harmless Existing Creditors against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable professional and attorneys' fees, including those arising from settlement negotiations, that Existing Creditors shall incur or suffer, which arise, result from, or relate to a breach of, or failure by New Creditors to perform under this Agreement.

4.   MISCELLANEOUS.

          4.1 ASSIGNMENT. The rights and obligations of the Creditors under this Agreement may be assigned to or assumed to a transferee of the Debentures or Notes (as defined in the Purchase Agreement and Loan Agreement, respectively), as applicable.

          4.2 BINDING EFFECT. This Agreement shall be binding on, and shall inure to the benefit of, the parties to it and their respective heirs, legal representatives, and successors.

          4.3 PARTIES IN INTEREST. Except as expressly provided in this Agreement, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right to subrogation or action over against any party to this Agreement.

          4.4 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations and understandings of the parties.

          4.5 AMENDMENT. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the parties.

          4.6 WAIVER. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

          4.7 NOTICES. Notices given under this Agreement shall be delivered as set forth in the Purchase Agreement.

          4.8 GOVERNING LAW AND VENUE. This Agreement shall be construed in accordance with, and governed by, the laws of the State of New York, and any action or proceeding, including arbitration, brought by any party in which this Agreement is a subject, shall be brought in New York County, New York.

          4.9 EFFECT OF HEADINGS. The headings of the Sections of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

          4.10 INVALIDITY. Any provision of this Agreement which is invalid, void, or illegal, shall not affect, impair, or invalidate any other provision of this Agreement, and such other provisions of this Agreement shall remain in full force and effect.

          4.11 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which may be executed by less than all of the parties and shall be deemed to be an original instrument which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one and the same instrument. In lieu of the original documents, a facsimile transmission or copy of the original documents shall be as effective and enforceable as the original.

          4.12 NUMBER AND GENDER. When required by the context of this Agreement, each number (singular and plural) shall include all numbers, and each gender shall include all genders.

          4.13 FURTHER ASSURANCES. Each party to this Agreement agrees to execute further instruments as may be necessary or desirable to carry out this Agreement, provided the party requesting such further action shall bear all related costs and expenses.

          4.14 PROFESSIONAL FEES AND COSTS. If any legal or equitable action, arbitration, or other proceeding, whether on the merits or on motion, are brought or undertaken, or an attorney retained, to enforce this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, then the successful or prevailing party or parties in such undertaking (or the party that would prevail if an action were brought) shall be entitled to recover reasonable attorney's fees and other professional fees and other costs incurred in such action, proceeding, or discussions, in addition to any other relief to which such party may be entitled. The parties intend this provision to be given the most liberal construction possible and to apply to any circumstances in which such party reasonably incurs expenses.

                    [SIGNATURE PAGE INTERCREDITOR AGREEMENT]

          IN WITNESS WHEREOF, this Agreement has been duly executed by the Creditors as of the day and year first written above.


EXISTING CREDITORS:

Print Name: __________________________

By: __________________________________
Name:
Title:

ADDRESS FOR NOTICE:

_________________________

_________________________


__________________:


Print Name: __________________________

By: __________________________________
Name:
Title:

ADDRESS FOR NOTICE:

_________________________

_________________________

                                                                       EXHIBIT 3

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MAY NOT TRADE THIS SECURITY OR ANY SECURITY ISSUED IN RESPECT OF THIS SECURITY IN CANADA BEFORE 4 MONTHS AFTER THE DATE OF THIS AGREEMENT.

Original Issue Date: DECEMBER 13, 2006
Original Conversion Price (subject to adjustment herein): $0.09

                                                                $_______________

                     8% SENIOR SECURED CONVERTIBLE DEBENTURE
                              DUE DECEMBER 13, 2009

     THIS 8% SENIOR SECURED DEBENTURE is one of a series of duly authorized and validly issued Secured Convertible Debentures of Unity Wireless Corporation, a Delaware corporation, having its principal place of business at 7438 Fraser Park Drive, Burnaby, British Columbia, Canada V5J 5B9 (the "COMPANY"), designated as its 8% Senior Secured Convertible Debenture, due December 13, 2009 (this debenture, the "DEBENTURE" and collectively with the other such series of debentures, the "DEBENTURES").

     FOR VALUE RECEIVED, the Company promises to pay to ________________________ or its registered assigns (the "HOLDER"), or shall have paid pursuant to the terms hereunder, the principal sum of $_______________ by December 13, 2009, or such earlier date as this Debenture is required or permitted to be repaid as provided hereunder (the "MATURITY DATE"), and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture in accordance with the provisions hereof. This Debenture is subject to the following additional provisions:

     SECTION 1. DEFINITIONS. For the purposes hereof, in addition to the terms defined elsewhere in this Debenture, (a) capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement and (b) the following terms shall have the following meanings:

          "ALTERNATE CONSIDERATION" shall have the meaning set forth in Section 5(d).

          "BANKRUPTCY EVENT" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof;
     (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment; (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors; (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

          "BASE CONVERSION PRICE" shall have the meaning set forth in Section 5(b).

          "BUSINESS DAY" means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

          "BUY-IN" shall have the meaning set forth in Section 4(d)(v).

          "CASH SALE REDEMPTION AMOUNT" shall equal the sum of (i) 200% of the principal amount of this Debenture to be prepaid, plus all accrued and unpaid interest thereon, (ii) the product of (A) the quotient obtained by dividing (1) the principal amount of this Debenture to be prepaid, plus all other accrued and unpaid interest hereon by (2) the Conversion Price on the closing date of the applicable event and (B) the "Effective Price" (defined below), and (iii) all other amounts, costs, expenses and liquidated damages due in respect of this Debenture. The "EFFECTIVE PRICE" shall be the fair market value of the consideration paid by the acquirer in such event (less the amount set forth in clause (i) above) divided by the sum of; (x) the issued and outstanding shares of Common Stock of the Company then outstanding and (y) the shares of Common Stock into which the outstanding Debentures may be converted on the day immediately preceding the record date fixed for determining the holders of shares of Common Stock eligible to receive a distribution (or if no such date has been fixed, the date of the day immediately preceding the closing of the transaction) and (z) the number of shares deemed issuable to the Warrant holders pursuant to the mandatory redemption provisions in the Warrants which take effect upon sale of assets for cash consideration whether or not any Warrant holder shall have elected to have their Warrants Redeemed; PROVIDED, HOWEVER, that the number of shares of Common Stock issuable on conversion of the Debentures and issuable upon exercise of the Warrants for this purpose shall be determined on a fully converted or exercised basis and ignoring any conversion or exercise limitations therein).

          "CHANGE OF CONTROL TRANSACTION" means the occurrence after the date hereof of any of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 33% of the voting securities of the Company (other than by means of conversion or exercise of the Debentures and the Securities issued together with the Debentures), or (ii) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the Company or the successor entity of such transaction, or (iii) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction, or (iv) a replacement at one time or within a three year period of more than one-half of the members of the Company's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), or (v) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (i) through (iv) above.

          "COMMON STOCK" means the common stock, par value $.001 per share, of the Company and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

          "CONVERSION DATE" shall have the meaning set forth in Section 4(a).

          "CONVERSION PRICE" shall have the meaning set forth in Section 4(b).

          "CONVERSION SHARES" means, collectively, the shares of Common Stock issuable upon conversion of this Debenture in accordance with the terms hereof.

          "DEBENTURE REGISTER" shall have the meaning set forth in Section 2(c).

          "DILUTIVE ISSUANCE" shall have the meaning set forth in Section 5(b).

          "DILUTIVE ISSUANCE NOTICE" shall have the meaning set forth in Section 5(b).

          "EFFECTIVENESS PERIOD" shall have the meaning set forth in the Registration Rights Agreement.

          "EQUITY CONDITIONS" shall mean, during the period in question, (i) the Company shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more Notices of Conversion of the Holder, if any, (ii) the Company shall have paid all liquidated damages and other amounts owing to the Holder in respect of this Debenture, (iii) there is an effective Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the shares issuable pursuant to the Transaction Documents (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future), (iv) the Common Stock is trading on a Trading Market and all of the shares issuable pursuant to the Transaction Documents are listed for trading on such Trading Market (and the Company believes, in good faith, that trading of the Common Stock on a Trading Market will continue uninterrupted for the foreseeable future), (v) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to the Transaction Documents, (vi) there is no existing Event of Default or no existing event which, with the passage of time or the giving of notice, would constitute an Event of Default, (vii) the issuance of the shares in question (or, in the case of an Optional Redemption, the shares issuable upon conversion in full of the Optional Redemption Amount) to the Holder would not violate the limitations set forth in Section 4(c) herein,
     (viii) there has been no public announcement of a pending or proposed Fundamental Transaction or Change of Control Transaction that has not been consummated and (ix) the Holder is not in possession of any information that constitutes, or may constitute, material non-public information.

          "EVENT OF DEFAULT" shall have the meaning set forth in Section 8.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "FORCED CONVERSION" shall have the meaning set forth in Section 6(c).

          "FORCED CONVERSION DATE" shall have the meaning set forth in Section 6(c).

          "FORCED CONVERSION NOTICE" shall have the meaning set forth in Section 6(c).

          "FORCED CONVERSION NOTICE DATE" shall have the meaning set forth in
     Section 6(c).

          "FUNDAMENTAL TRANSACTION" shall have the meaning set forth in Section 5(d).

          "INTEREST CONVERSION RATE" means 85% of the lesser of (i) the average of the VWAPs for the 20 consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Interest Payment Date or (ii) the average of the VWAPs for the 20 consecutive Trading Days ending on the Trading Day that is immediately prior to the date the applicable Interest Conversion Shares are issued and delivered if after the Interest Payment Date.

          "INTEREST CONVERSION SHARES" shall have the meaning set forth in
     Section 2(a).

          "INTEREST NOTICE PERIOD" shall have the meaning set forth in Section 2(a).

          "INTEREST PAYMENT DATE" shall have the meaning set forth in Section 2(a).

          "INTEREST SHARE AMOUNT" shall have the meaning set forth in Section 2(a).

          "LATE FEES" shall have the meaning set forth in Section 2(d).

          "MANDATORY DEFAULT AMOUNT" means the sum of (i) the greater of (A) 130% of the outstanding principal amount of this Debenture, plus all accrued and unpaid interest hereon, or (B) the outstanding principal amount of this Debenture, plus all accrued and unpaid interest hereon, divided by the Conversion Price on the date the Mandatory Default Amount is either (a) demanded (if demand or notice is required to create an Event of Default) or otherwise due or (b) paid in full, whichever has a lower Conversion Price, multiplied by the VWAP on the date the Mandatory Default Amount is either
     (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of this Debenture.

          "NEW YORK COURTS" shall have the meaning set forth in Section 9(d).

          "NOTICE OF CONVERSION" shall have the meaning set forth in Section
     4(a).

          "OPTIONAL REDEMPTION" shall have the meaning set forth in Section
     6(a).

          "OPTIONAL REDEMPTION AMOUNT" means the sum of (i) (A) as to Optional Redemptions in part or in full occurring after the Effective Date but prior to the 6 month anniversary of the Effective Date, 110% of the principal amount of the Debenture then redeemed or (B) as to Optional Redemptions in part or in full occurring on or after the 6 month anniversary of the Effective Date, 120% of the principal amount of the Debenture then redeemed, (ii) accrued but unpaid interest and (iii) all liquidated damages and other amounts due in respect of the Debenture.

          "OPTIONAL REDEMPTION DATE" shall have the meaning set forth in Section 6(a).

          "OPTIONAL REDEMPTION NOTICE" shall have the meaning set forth in
     Section 6(a).

          "OPTIONAL REDEMPTION NOTICE DATE" shall have the meaning set forth in
     Section 6(a).

          "ORIGINAL ISSUE DATE" means the date of the first issuance of the Debentures, regardless of any transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debentures.

          "PERMITTED INDEBTEDNESS" means (a) the Indebtedness existing on the Original Issue Date and set forth on SCHEDULE 3.1(AA) attached to the Purchase Agreement, (b) lease obligations and purchase money indebtedness of up to $1,000,000, in the aggregate, incurred in connection with the acquisition of capital assets and lease obligations with respect to newly acquired or leased assets and (c) additional non-equity linked Indebtedness up to an aggregate of $1,500,000, provided that such Indebtedness (i) is provided by a reputable commercial lender whose primary business is not investing in securities, (ii) has an initial maturity date that is no earlier than the Maturity Date hereof and (iii) has such other terms and conditions as are satisfactory to each Holder in each such Holder's sole discretion.

          "PERMITTED LIEN" means the individual and collective reference to the following: (a) Liens for taxes, assessments and other governmental charges or levies not yet due or Liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established in accordance with GAAP; (b) Liens imposed by law which were incurred in the ordinary course of the Company's business, such as carriers', warehousemen's and mechanics' Liens, statutory landlords' Liens, and other similar Liens arising in the ordinary course of the Company's business, and which (x) do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company and its consolidated Subsidiaries or (y) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing for the foreseeable future the forfeiture or sale of the property or asset subject to such Lien; (c) Liens incurred in connection with Permitted Indebtedness under clause (a) thereunder; (d) Liens incurred in connection with Permitted Indebtedness under clause (b) thereunder, provided that such Liens are not secured by assets of the Company or its Subsidiaries other than the assets so acquired or leased; and (e) Liens with the consent of the Holders of a majority of the aggregate principal amount of the then outstanding Debentures, provided that such Liens are expressly subordinated to the security interest of the Holders pursuant to a written subordination agreement satisfactory to the Holders.

          "PERSON" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

          "PURCHASE AGREEMENT" means the Additional Issuance Agreement among the Company and the original Holders, dated as of November __, 2006 as amended, modified or supplemented from time to time in accordance with its terms.

          "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement among the Company and the original Holders, dated as of the date of the Purchase Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

          "REGISTRATION STATEMENT" means a registration statement that registers the resale of all Conversion Shares and Interest Conversion Shares of the Holder, who shall be named as a "selling stockholder" therein, and meets the requirements of the Registration Rights Agreement.

          "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "SHARE DELIVERY DATE" shall have the meaning set forth in Section
     4(d).

          "SUBSIDIARY" shall have the meaning set forth in the Purchase
     Agreement.

          "THRESHOLD PERIOD" shall have the meaning set forth in Section 6(c).

          "TRADING DAY" means a day on which the principal Trading Market is open for business.

          "TRADING MARKET" means the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the American Stock Exchange, the Nasdaq Capital Market, the Nasdaq National Market, the New York Stock Exchange or the OTC Bulletin Board.

          "TRANSACTION DOCUMENTS" shall have the meaning set forth in the Purchase Agreement.

          "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted for trading as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time); (b) if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board; (c) if the Common Stock is not then quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported in the "Pink Sheets" published by Pink Sheets, LLC (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported; or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

          "WARRANTS" shall have the meaning set forth in the Purchase Agreement.

     SECTION 2. INTEREST.

          a) PAYMENT OF INTEREST IN CASH OR KIND. The Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on January 1, 2007, on each Optional Redemption Date (as to that principal amount then being redeemed) and on the Maturity Date (except that, if any such date is not a Business Day, then such payment shall be due on the next succeeding Business Day) (each such date, an "INTEREST PAYMENT DATE"), in cash or duly authorized, validly issued, fully paid and non-assessable shares of Common Stock at the Interest Conversion Rate (the amount to be paid in shares, the "INTEREST SHARE AMOUNT"), or a combination thereof; PROVIDED, HOWEVER, that payment in shares of Common Stock may only occur if (i) during the 20 Trading Days immediately prior to the applicable Interest Payment Date (the "INTEREST NOTICE PERIOD") and through and including the date such shares of Common Stock are issued to the Holder all of the Equity Conditions have been met (unless waived by the Holder in writing), (ii) Authorized Share Approval has been obtained and deemed effective, (iii) the Company shall have given the Holder notice in accordance with the notice requirements set forth below, (iv) such payment in shares of Common Stock shall not violate the limitations set forth in Section 4(c)(i) of this Debenture and (v) as to such Interest Payment Date, prior to such Interest Notice Period (but not more than 5 Trading Days prior to the commencement of such Interest Notice Period), the Company shall have delivered to the Holder's account with The Depository Trust Company the requisite number of shares of Common Stock (the "INTEREST CONVERSION SHARES").

          b) COMPANY'S ELECTION TO PAY INTEREST IN KIND. Subject to the terms and conditions herein, the decision whether to pay interest hereunder in cash or shares of Common Stock shall be at the discretion of the Company. Prior to the commencement of any Interest Notice Period, the Company shall deliver to the Holder a written notice of its election to pay interest hereunder on the applicable Interest Payment Date either in cash, shares of Common Stock or a combination thereof and the Interest Share Amount as to the applicable Interest Payment Date, provided that the Company may indicate in such notice that the election contained in such notice shall apply to future Interest Payment Dates until revised by a subsequent notice. During any Interest Notice Period, the Company's election (whether specific to an Interest Payment Date or continuous) shall be irrevocable as to such Interest Payment Date. Subject to the aforementioned conditions, failure to timely provide such written notice shall be deemed an election by the Company to pay the interest on such Interest Payment Date in cash. At any time the Company delivers a notice to the Holder of its election to pay the interest in shares of Common Stock, the Company shall timely file a prospectus supplement pursuant to Rule 424 disclosing such election. The aggregate number of shares of Common Stock otherwise issuable to the Holder on an Interest Payment Date shall be reduced by the number of Interest Conversion Shares previously issued to the Holder in connection with such Interest Payment Date.

          c) INTEREST CALCULATIONS. Interest shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the Original Issue Date until payment in full of the principal sum, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made. Payment of interest in shares of Common Stock (other than the Interest Conversion Shares issued prior to an Interest Notice Period) shall otherwise occur pursuant to Section 4(d)(ii) herein and, solely for purposes of the payment of interest in shares, the Interest Payment Date shall be deemed the Conversion Date. Interest shall cease to accrue with respect to any principal amount converted, provided that the Company actually delivers the Conversion Shares within the time period required by Section 4(d)(ii). Interest hereunder will be paid to the Person in whose name this Debenture is registered on the records of the Company regarding registration and transfers of this Debenture (the "DEBENTURE REGISTER"). Except as otherwise provided herein, if at any time the Company pays interest partially in cash and partially in shares of Common Stock to the holders of the Debentures, then such payment shall be distributed ratably among the holders of the then-outstanding Debentures based on their (or their predecessor's) initial purchases of Debentures pursuant to the Purchase Agreement.

          d) LATE FEE. All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law ("LATE FEES") which shall accrue daily from the date such interest is due hereunder through and including the date of payment in full. Notwithstanding anything to the contrary contained herein, if on any Interest Payment Date the Company has elected to pay accrued interest in the form of Common Stock but the Company is not able to pay accrued interest in Common Stock because it fails to satisfy the conditions for payment in Common Stock set forth above, then, at the option of the Holder, the Company, in lieu of delivering either shares of Common Stock pursuant to this Section 2 or paying the regularly scheduled interest payment in cash, shall deliver, within three Trading Days of each applicable Interest Payment Date, an amount in cash equal to the product of (x) the number of shares of Common Stock otherwise deliverable to the Holder in connection with the payment of interest due on such Interest Payment Date multiplied by (y) the highest VWAP during the period commencing on the Interest Payment Date and ending on the Trading Day prior to the date such payment is made. If any Interest Conversion Shares are issued to the Holder in connection with an Interest Payment Date and are not applied against an Interest Share Amount, then the Holder shall promptly return such excess shares to the Company.

          e) PREPAYMENT. Except as otherwise set forth in this Debenture, the Company may not prepay any portion of the principal amount of this Debenture without the prior written consent of the Holder.

     SECTION 3. REGISTRATION OF TRANSFERS AND EXCHANGES.

          a) DIFFERENT DENOMINATIONS. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be payable for such registration of transfer or exchange.

          b) INVESTMENT REPRESENTATIONS. This Debenture has been issued subject to certain investment representations of the original Holder set forth in the Purchase Agreement and may be transferred or exchanged only in compliance with the Purchase Agreement and applicable federal and state securities laws and regulations.

          c) RELIANCE ON DEBENTURE REGISTER. Prior to due presentment for transfer to the Company of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

     SECTION 4. CONVERSION.

          a) VOLUNTARY CONVERSION. At any time after the Original Issue Date until this Debenture is no longer outstanding, this Debenture shall be convertible, in whole or in part, into shares of Common Stock at the option of the Holder, at any time and from time to time (subject to the conversion limitations set forth in Section 4(c) hereof. The Holder shall effect conversions by delivering to the Company a Notice of Conversion, the form of which is attached hereto as ANNEX A (a "NOTICE OF CONVERSION"), specifying therein the principal amount of this Debenture to be converted and the date on which such conversion shall be effected (a "CONVERSION DATE"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender this Debenture to the Company unless the entire principal amount of this Debenture plus all accrued and unpaid interest thereon has been so converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the principal amount(s) converted and the date of such conversion(s). The Company may deliver an objection to any Notice of Conversion within 1 Business Day of delivery of such Notice of Conversion. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. THE HOLDER, AND ANY ASSIGNEE BY ACCEPTANCE OF THIS DEBENTURE, ACKNOWLEDGE AND AGREE THAT, BY REASON OF THE PROVISIONS OF THIS PARAGRAPH, FOLLOWING CONVERSION OF A PORTION OF THIS DEBENTURE, THE UNPAID AND UNCONVERTED PRINCIPAL AMOUNT OF THIS DEBENTURE MAY BE LESS THAN THE AMOUNT STATED ON THE FACE HEREOF.

          b) CONVERSION PRICE. The conversion price in effect on any Conversion Date shall be equal to $0.09 (subject to adjustment herein) (the "CONVERSION PRICE").

          c) CONVERSION LIMITATIONS. (i) The Company shall not effect any conversion of this Debenture, and a Holder shall not have the right to convert any portion of this Debenture, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder's Affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder's Affiliates) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of this Debenture with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted principal amount of this Debenture beneficially owned by such Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, any other Debentures or the Warrants) beneficially owned by such Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 4(c)(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 4(c)(i) applies, the determination of whether this Debenture is convertible (in relation to other securities owned by such Holder together with any Affiliates) and of which principal amount of this Debenture is convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder's determination of whether this Debenture may be converted (in relation to other securities owned by such Holder together with any Affiliates) and which principal amount of this Debenture is convertible, in each case subject to such aggregate percentage limitations. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to demand such representation or to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this
     Section 4(c)(i), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Company's most recent Form 10-QSB or Form 10-KSB, as the case may be; (B) a more recent public announcement by the Company; or (C) a more recent notice by the Company or the Company's transfer agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Debenture, by such Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The "Beneficial Ownership Limitation" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of this Debenture held by the Holder. The Beneficial Ownership Limitation provisions of this Section 4(c)(i) may be waived by such Holder, at the election of such Holder, upon not less than 61 days' prior notice to the Company, to change the Beneficial Ownership Limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of this Debenture held by the Holder and the provisions of this Section 4(c)(i) shall continue to apply. Upon such a change by a Holder of the Beneficial Ownership Limitation from such 4.99% limitation to such 9.99% limitation. The Beneficial Ownership Limitation provision may be waived by the Holder in its entirety upon 61 days' prior notice to the Company, in which event the provisions of this paragraph shall not apply and shall be void. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4(c)(i) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Debenture.

               (ii) Until the Company has obtained Authorized Share Approval, the Company may not issue upon conversion of this Debenture a number of shares of Common Stock which, when aggregated with any shares of Common Stock issued prior to such Conversion Date (A) pursuant to any Debentures issued pursuant to the Purchase Agreement and (B) pursuant to any Warrants issued pursuant to the Purchase Agreement, would exceed 10,000,000 shares of Common Stock ("ISSUABLE MAXIMUM"). Each Holder shall be entitled to a portion of the Issuable Maximum equal to the quotient obtained by dividing (x) the aggregate principal amount of the Debenture(s) issued and sold to such Holder on the Original Issue Date by (y) the aggregate principal amount of all Debentures issued and sold by the Company on the Original Issue Date. If any Holder shall no longer hold the Debenture(s), then such Holder's remaining portion of the Issuable Maximum shall be allocated pro-rata among the remaining Holders. If on any Conversion Date: (1) the applicable Conversion Price then in effect is such that the shares issuable upon conversion in full of all then outstanding Debentures would exceed the Issuable Maximum, and (2) the Company has not previously obtained Authorized Share Approval, then the Company shall issue to the Holder requesting a conversion a number of shares of Common Stock equal to such Holder's pro-rata portion (which shall be calculated pursuant to the terms hereof) of the Issuable Maximum and, with respect to the remainder of the aggregate principal amount of the Debentures (including any interest) then held by such Holder for which a conversion in accordance with the applicable Conversion Price would result in an issuance of shares of Common Stock in excess of such Holder's pro-rata portion (which shall be calculated pursuant to the terms hereof) of the Issuable Maximum (the "EXCESS PRINCIPAL"), the Company shall be prohibited from converting such Excess Principal, and shall notify the Holder of the reason therefore. This Debenture shall thereafter be unconvertible to such extent until and unless Authorized Share Approval is subsequently obtained, but this Debenture shall otherwise remain in full force and effect.

          d) MECHANICS OF CONVERSION.

               i. CONVERSION SHARES ISSUABLE UPON CONVERSION OF PRINCIPAL AMOUNT. The number of shares of Common Stock issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Debenture to be converted by (y) the Conversion Price.

               ii. DELIVERY OF CERTIFICATE UPON CONVERSION. Not later than three Trading Days after each Conversion Date (the "SHARE DELIVERY DATE"), the Company shall deliver, or cause to be delivered, to the Holder (A) a certificate or certificates representing the Conversion Shares which, on or after the Effective Date, shall be free of restrictive legends and trading restrictions (other than those which may then be required by the Purchase Agreement) representing the number of shares of Common Stock being acquired upon the conversion of this Debenture (including, if the Company has given continuous notice pursuant to Section 2(b) for payment of interest in shares of Common Stock at least 20 Trading Days prior to the date on which the Conversion Notice is delivered to the Company, shares of Common Stock representing the payment of accrued interest otherwise determined pursuant to Section 2(a) but assuming that the Interest Payment Period is the 20 Trading Days period immediately prior to the date on which the Conversion Notice is delivered to the Company and excluding for such issuance the condition that the Company deliver Interest Conversion Shares as to such interest payment) and (B) a bank check in the amount of accrued and unpaid interest (if the Company has elected or is required to pay accrued interest in cash). On or after the Effective Date, the Company shall use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 4 electronically through the Depository Trust Company or another established clearing corporation performing similar functions.

               iii. FAILURE TO DELIVER CERTIFICATES. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth Trading Day after the Conversion Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such certificate or certificates, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Debenture delivered to the Company and the Holder shall promptly return the Common Stock certificates representing the principal amount of this Debenture tendered for conversion to the Company.

               iv. OBLIGATION ABSOLUTE; PARTIAL LIQUIDATED DAMAGES. The Company's obligations to issue and deliver the Conversion Shares upon conversion of this Debenture in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; PROVIDED, HOWEVER, that such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder. In the event the Holder of this Debenture shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and or enjoining conversion of all or part of this Debenture shall have been sought and obtained, and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the outstanding principal amount of this Debenture, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion. If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(d)(ii) by the fifth Trading Day after the Conversion Date, the Company shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $1000 of principal amount being converted, $10 per Trading Day (increasing to $20 per Trading Day on the seventh Trading Day after such liquidated damages begin to accrue) for each Trading Day after such fifth Trading Day until such certificates are delivered. Nothing herein shall limit a Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 8 hereof for the Company's failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

               v. COMPENSATION FOR BUY-IN ON FAILURE TO TIMELY DELIVER CERTIFICATES UPON CONVERSION. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates by the Share Delivery Date pursuant to Section 4(d)(ii), and if after such Share Delivery Date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which the Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a "BUY-IN"), then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Debenture in a principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued if the Company had timely complied with its delivery requirements under Section 4(d)(ii). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of this Debenture with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon conversion of this Debenture as required pursuant to the terms hereof.

               vi. RESERVATION OF SHARES ISSUABLE UPON CONVERSION. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of this Debenture and payment of interest on this Debenture, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other holders of the Debentures), not less than such aggregate number of shares of the Common Stock as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 5) upon the conversion of the outstanding principal amount of this Debenture and payment of interest hereunder. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if the Registration Statement is then effective under the Securities Act, shall be registered for public sale in accordance with such Registration Statement.

               vii. FRACTIONAL SHARES. Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the VWAP at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, 1 whole share of Common Stock.

               viii. TRANSFER TAXES. The issuance of certificates for shares of the Common Stock on conversion of this Debenture shall be made without charge to the Holder hereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of this Debenture so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     SECTION 5. CERTAIN ADJUSTMENTS.

          a) STOCK DIVIDENDS AND STOCK SPLITS. If the Company, at any time while this Debenture is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any Common Stock Equivalents (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of, or payment of interest on, this Debenture); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

          b) SUBSEQUENT EQUITY SALES. If the Company or any Subsidiary thereof, as applicable, at any time while this Debenture is outstanding, sells or grants any option to purchase or sells or grants any right to reprice its securities, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (such lower price, the "BASE CONVERSION PRICE" and such issuances collectively, a "DILUTIVE ISSUANCE") (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced to equal the Base Conversion Price; PROVIDED, HOWEVER, if in any calendar year the Company issues Common Stock or Common Stock Equivalents for an aggregate value of less than $500,000 and such issuance includes no mandatory, demand or similar registration rights (but may include piggyback registration rights) for the purchasers or placement agent, then, for purposes of such issuance only, the Conversion Price shall be adjusted downward, but never upward, by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock which the offering price for such Dilutive Issuance would purchase at the Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustment will be made under this Section 5(b) in respect of an Exempt Issuance. The Company shall notify the Holder in writing, no later than the Business Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 5(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the "DILUTIVE ISSUANCE NOTICE"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 5(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether the Holder accurately refers to the Base Conversion Price in the Notice of Conversion.

          c) SUBSEQUENT RIGHTS OFFERINGS. If the Company, at any time while this Debenture is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock at a price per share that is lower than the VWAP on the record date referenced below, then the Conversion Price shall be multiplied by a fraction of which the denominator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming delivery to the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

          d) PRO RATA DISTRIBUTIONS. If the Company, at any time while this Debenture is outstanding, distributes to all holders of Common Stock (and not to the Holders) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security (other than the Common Stock, which shall be subject to Section 5(b)), then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to 1 outstanding share of the Common Stock as determined by the Board of Directors of the Company in good faith. In either case the adjustments shall be described in a statement delivered to the Holder describing the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to 1 share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

          e) FUNDAMENTAL TRANSACTION. If, at any time while this Debenture is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "FUNDAMENTAL TRANSACTION"), then, upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of 1 share of Common Stock (the "ALTERNATE CONSIDERATION"). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of 1 share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new debenture consistent with the foregoing provisions and evidencing the Holder's right to convert such debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 5(e) and insuring that this Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

          f) CALCULATIONS. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Company) issued and outstanding.

          g) NOTICE TO THE HOLDER.

               i. ADJUSTMENT TO CONVERSION PRICE. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 5, the Company shall promptly mail to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company issues a variable rate security, despite the prohibition thereon in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised in the case of a Variable Rate Transaction (as defined in the Purchase Agreement).

               ii. NOTICE TO ALLOW CONVERSION BY HOLDER. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of this Debenture, and shall cause to be delivered to the Holder at its last address as it shall appear upon the Debenture Register, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to convert this Debenture during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice.

          h) ADJUSTMENT UPON A REVERSE STOCK SPLIT. In the event the Company effects a reverse stock split of the Common Stock at any time while this Debenture is outstanding, in addition to any other adjustment provided herein, the Conversion Price shall be reduced effective as of the 23rd Trading Day following such stock split (the "RESET DATE") to a price equal to the lesser of (i) the average of the VWAPs for the 22 Trading Days immediately following such reverse stock split or (ii) the average of the VWAPs for the 5 Trading Days immediately prior to the Reset Date, subject to further adjustment as provided herein. If such an adjustment does not result in a reduction of the Conversion Price then in effect, no adjustment will be made.

     SECTION 6. REDEMPTION AND FORCED CONVERSION.

          a) OPTIONAL REDEMPTION AT ELECTION OF COMPANY. Subject to the provisions of this Section 6, on any (i) February 27, February 28, March 1 or March 2 or (ii) August 29, August 30, August 31 or September 1 after the Effective Date, the Company may deliver a notice to the Holder (an "OPTIONAL REDEMPTION NOTICE" and the date such notice is deemed delivered hereunder, the "OPTIONAL REDEMPTION NOTICE DATE") of its irrevocable election to redeem (i) all of the then outstanding Debentures or (ii) a part of each outstanding Debenture equal to or greater than $250,000 in principal amount for cash in an amount equal to the Optional Redemption Amount on the 20th Trading Day following the Optional Redemption Notice Date (such date, the "OPTIONAL REDEMPTION DATE" and such redemption, the "OPTIONAL REDEMPTION"). The Optional Redemption Amount is payable in full on the Optional Redemption Date. The Company may only effect an Optional Redemption if on each Trading Day during the period commencing on the Optional Redemption Notice Date through to the Optional Redemption Date and through and including the date payment of the Optional Redemption Amount is actually made, each of the Equity Conditions shall have been met. If any of the Equity Conditions shall cease to be satisfied at any time during the 20 Trading Day period, then the Holder may elect to nullify the Optional Redemption Notice by notice to the Company within 3 Trading Days after the first day on which any such Equity Condition has not been met (provided that if, by a provision of the Transaction Documents, the Company is obligated to notify the Holder of the non-existence of an Equity Condition, such notice period shall be extended to the third Trading Day after proper notice from the Company) in which case the Optional Redemption Notice shall be null and void, AB INITIO. The Company covenants and agrees that it will honor all Notices of Conversion tendered from the time of delivery of the Optional Redemption Notice through the date all amounts owing thereon are due and paid in full.

          b) REDEMPTION PROCEDURE. The payment of cash or issuance of Common Stock, as applicable, pursuant to an Optional Redemption shall be made on the Optional Redemption Date. If any portion of the payment pursuant to an Optional Redemption shall not be paid by the Company by the applicable due date, interest shall accrue thereon until such amount is paid in full at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law. Notwithstanding anything herein contained to the contrary, if any portion of the Optional Redemption Amount remains unpaid after such date, the Holder may elect, by written notice to the Company given at any time thereafter, to invalidate AB INITIO such redemption, and, with respect to the Company's failure to honor the Optional Redemption, the Company shall have no further right to exercise such Optional Redemption. Notwithstanding anything to the contrary in this
     Section 6, the Company's determination to redeem in cash or its elections under Section 6(b) shall be applied ratably among the Holders of Debentures. The Holder may elect to convert the outstanding principal amount of the Debenture pursuant to Section 4 prior to actual payment in cash for any redemption under this Section 6 by the delivery of a Notice of Conversion to the Company.

          c) FORCED CONVERSION. Notwithstanding anything herein to the contrary, if after the Effective Date, (i) the VWAPs for each of any 10 consecutive Trading Days, which period shall have commenced only after the Effective Date, such period the "THRESHOLD PERIOD")) exceeds 200% of the then effective Conversion Price (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date) and (ii) the average daily volume for such Threshold Period, which Threshold Period shall have commenced only after the Effective Date, exceeds 100,000 shares of Common Stock per Trading Day (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the Original Issue Date), the Company may, within 2 Trading Days after the end of any such Threshold Period, deliver a written notice to the Holder (a "FORCED CONVERSION NOTICE" and the date such notice is delivered to the Holder, the "FORCED CONVERSION NOTICE DATE") to cause the Holder to convert all or part of the then outstanding principal amount of Debentures, it being agreed that the "Conversion Date" for purposes of Section 4 shall be deemed to occur on the 20th Trading Day following the Forced Conversion Notice Date (such 20th Trading Day, the "FORCED CONVERSION DATE"). The Company may not deliver a Forced Conversion Notice, and any Forced Conversion Notice delivered by the Company shall not be effective, unless all of the Equity Conditions are met on each Trading Day occurring during the applicable Threshold Period through and including the later of the Forced Conversion Date and the Trading Day after the date such Conversion Shares pursuant to such conversion are delivered to the Holder. Any Forced Conversion shall be applied ratably to all Holders based on their initial purchases of Debentures pursuant to the Purchase Agreement, provided that any voluntary conversions by a Holder shall be applied against such Holder's pro-rata allocation, thereby decreasing the aggregate amount forcibly converted hereunder if only a portion of this Debenture is forcibly converted. For purposes of clarification, a Forced Conversion shall be subject to all of the provisions of Section 4, including, without limitation, the provision requiring payment of liquidated damages and limitations on conversions.

          d) REDEMPTION AT ELECTION OF HOLDER. If the Company shall agree to sell substantially all of its assets in one or more transactions in which the consideration consists solely of cash, cash equivalents, assumption of indebtedness, or any combination thereof, the Holder shall have the right to require the Company, by written notice to the Company, to redeem this Debentures, in full and in cash, at the closing of such Change of Control Transaction, Fundamental Transaction or sale of assets. The aggregate amount payable upon such Change of Control Transaction, Fundamental Transaction or sale of assets shall be equal to the Cash Sale Redemption Amount. In the event that the Company fails to pay the Cash Sale Redemption Amount on or prior to the applicable closing date, the interest rate on this Debenture shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law, until the Cash Sale Redemption Amount is paid in full. Concurrently with the payment in full of the Cash Sale Redemption Amount, the Holder shall surrender this Debenture to or as directed by the Company (or the successor company). The Holder may elect to convert the outstanding principal amount of the Debenture pursuant to Section 4 prior to actual payment in cash for the redemption under this Section 6 by fax delivery of a Notice of Conversion to the Company.

          For purposes of this Section 6(d) only, "CHANGE OF CONTROL TRANSACTION" means the occurrence after the date hereof of any of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange
     Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 45% of the voting securities of the Company (other than by means of conversion or exercise of the Debentures and the Securities issued together with the Debentures), or (ii) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 55% of the aggregate voting power of the Company or the successor entity of such transaction, or
     (iii) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 55% of the aggregate voting power of the acquiring entity immediately after the transaction, or (iv) a replacement at one time or within a three year period of more than one-half of the members of the Company's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), or (v) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (i) through (iv) above.

     SECTION 7. NEGATIVE COVENANTS. As long as any portion of this Debenture remains outstanding, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

          a) other than Permitted Liens, enter into, create, incur, assume or suffer to exist any Liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;

          b) amend its charter documents, including without limitation, the certificate of incorporation and bylaws, in any manner that materially and adversely affects any rights of the Holder;

          c) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a DE MINIMIS number of shares of its Common Stock or Common Stock Equivalents other than as to (a) the Conversion Shares or Warrant Shares as permitted or required under the Transaction Documents and
     (b) repurchases of Common Stock or Common Stock Equivalents of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors during the term of this Debenture);

          d) repay, repurchase or offer to repay, repurchase or otherwise acquire debt securities of the Company that are junior or PARI PASSU to the Debentures in rights to interest payments or liquidation preference;

          e) enter into any agreement with respect to any of the foregoing; or

          f) pay cash dividends or distributions on any equity securities of the Company.

     SECTION 8. EVENTS OF DEFAULT.

          a) "EVENT OF DEFAULT" means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

               i. any default in the payment of (A) the principal amount of any Debenture or (B) interest, liquidated damages and other amounts owing to a Holder on any Debenture, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default, solely in the case of an interest payment or other default under clause (B) above, is not cured within 3 Trading Days;

               ii. the Company shall fail to observe or perform any other covenant or agreement contained in the Debentures (other than a breach by the Company of its obligations to deliver shares of Common Stock to the Holder upon conversion, which breach is addressed in clause (xi) below) which failure is not cured, if possible to cure, within the earlier to occur of (A) 5 Trading Days after notice of such failure sent by the Holder or by any other Holder and (B) 10 Trading Days after the Company has become or should have become aware of such failure;

               iii. a default or event of default (subject to any grace or cure period provided in the applicable agreement, document or instrument) shall occur under (A) any of the Transaction Documents or (B) any other material agreement, lease, document or instrument to which the Company or any Subsidiary is obligated (and not covered by clause (vi) below);

               iv. any representation or warranty made in this Debenture, any other Transaction Documents, any written statement pursuant hereto or thereto or any other report, financial statement or certificate made or delivered to the Holder or any other Holder shall be untrue or incorrect in any material respect as of the date when made or deemed made;

               v. the Company or any Significant Subsidiary shall be subject to a Bankruptcy Event;

               vi. the Company or any Significant Subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $150,000, whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

               vii. the Common Stock shall not be eligible for listing or quotation for trading on a Trading Market and shall not be eligible to resume listing or quotation for trading thereon within five Trading Days;

               viii. the Company shall be a party to any Change of Control Transaction or Fundamental Transaction or shall agree to sell or dispose of all or in excess of 33% of its assets in one transaction or a series of related transactions (whether or not such sale would constitute a Change of Control Transaction);

               ix. a Registration Statement shall not have been declared effective by the Commission on or prior to the 180th calendar day after the Closing Date;

               x. if, during the Effectiveness Period (as defined in the Registration Rights Agreement), either (a) the effectiveness of the Registration Statement lapses for any reason or (b) the Holder shall not be permitted to resell Registrable Securities (as defined in the Registration Rights Agreement) under the Registration Statement for a period of more than 20 consecutive Trading Days or 30 non-consecutive Trading Days during any 12 month period; PROVIDED, HOWEVER, that if the Company is negotiating a merger, consolidation, acquisition or sale of all or substantially all of its assets or a similar transaction and, in the written opinion of counsel to the Company, the Registration Statement would be required to be amended to include information concerning such pending transaction(s) or the parties thereto which information is not available or may not be publicly disclosed at the time, the Company shall be permitted an additional 20 consecutive Trading Days during any 12 month period pursuant to this
          Section 8(a)(x);

               xi. the Company shall fail for any reason to deliver certificates to a Holder prior to the fifth Trading Day after a Conversion Date or any Forced Conversion Date pursuant to Section 4(d) or the Company shall provide at any time notice to the Holder, including by way of public announcement, of the Company's intention to not honor requests for conversions of any Debentures in accordance with the terms hereof;

               xii. The Company shall fail to obtain Authorized Share Approval within 120 calendar days of the Closing Date; or

               xiii. any monetary judgment, writ or similar final process shall be entered or filed against the Company, any Significant Subsidiary or any of their respective property or other assets for more than $150,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 45 calendar days.

          b) REMEDIES UPON EVENT OF DEFAULT. If any Event of Default occurs, the outstanding principal amount of this Debenture, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the Holder's election, immediately due and payable in cash at the Mandatory Default Amount. Commencing 5 days after the occurrence of any Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. Upon the payment in full of the Mandatory Default Amount, the Holder shall promptly surrender this Debenture to or as directed by the Company. In connection with such acceleration described herein, the Holder need not provide, and the Company hereby waives, any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such acceleration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a holder of the Debenture until such time, if any, as the Holder receives full payment pursuant to this Section 8(b). No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

     SECTION 9. MISCELLANEOUS.

          a) NOTICES. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, facsimile number
     (604) 267-2749, ATTN: DALLAS PRETTY, CHIEF FINANCIAL OFFICER or such other facsimile number or address as the Company may specify for such purpose by notice to the Holder delivered in accordance with this Section 9. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Company, or if no such facsimile number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section 9 prior to 5:30 p.m. (New York City time), (ii) the date immediately following the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section 9 between 5:30 p.m. (New York City time) and 11:59 p.m. (New York City time) on any date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

          b) ABSOLUTE OBLIGATION. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, liquidated damages and accrued interest, as applicable, on this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct debt obligation of the Company. This Debenture ranks PARI PASSU with all other Debentures now or hereafter issued under the terms set forth herein.

          c) LOST OR MUTILATED DEBENTURE. If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, reasonably satisfactory to the Company.

          d) GOVERNING LAW. All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the "NEW YORK COURTS"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Debenture or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

          e) WAIVER. Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver by the Company or the Holder must be in writing.

          f) SEVERABILITY. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

          g) NEXT BUSINESS DAY. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

          h) HEADINGS. The headings contained herein are for convenience only, do not constitute a part of this Debenture and shall not be deemed to limit or affect any of the provisions hereof.

          i) ASSUMPTION. Any successor to the Company or any surviving entity in a Fundamental Transaction shall (i) assume, prior to such Fundamental Transaction, all of the obligations of the Company under this Debenture and the other Transaction Documents pursuant to written agreements in form and substance satisfactory to the Holder (such approval not to be unreasonably withheld or delayed) and (ii) issue to the Holder a new debenture of such successor entity evidenced by a written instrument substantially similar in form and substance to this Debenture, including, without limitation, having a principal amount and interest rate equal to the principal amount and the interest rate of this Debenture and having similar ranking to this Debenture, which shall be satisfactory to the Holder (any such approval not to be unreasonably withheld or delayed). The provisions of this Section 9(i) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations of this Debenture.

     IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by a duly authorized officer as of the date first above indicated.


                                          UNITY WIRELESS CORPORATION


                                          By:
                                             --------------------------
                                             Name:
                                             Title:

                                     ANNEX A

                              NOTICE OF CONVERSION

     The undersigned hereby elects to convert principal under the 8% Senior Secured Convertible Debenture of Unity Wireless Corporation, a Delaware corporation (the "COMPANY"), due on December 13, 2009, into shares of common stock, par value $.001 per share (the "COMMON STOCK"), of the Company according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

     By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Common Stock does not exceed the amounts determined in accordance with Section 13(d) of the Exchange Act, specified under Section 4 of this Debenture.

     The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid shares of Common Stock.

Conversion calculations:

                      Date to Effect Conversion:

                      Principal Amount of Debenture to be Converted:

                      Payment of Interest in Common Stock __ yes  __ no
                               If yes, $_____ of Interest Accrued on Account of Conversion at Issue.

                      Number of shares of Common Stock to be issued:

                      Signature:

                      Name:

                      Address:

                                   SCHEDULE 1

                               CONVERSION SCHEDULE

The 8% Senior Secured Convertible Debentures due on December 13, 2009, in the aggregate principal amount of $____________ issued by Unity Wireless Corporation. This Conversion Schedule reflects conversions made under Section 4 of the above referenced Debenture.

                                     Dated:

                                                           Aggregate Principal
                                                             Amount Remaining
                                                              Subsequent to
      Date of Conversion                                        Conversion
(or for first entry, Original                                  (or original
         Issue Date)              Amount of Conversion      Principal Amount)           Company Attest
------------------------------- ------------------------- ----------------------- ------------------------------

------------------------------- ------------------------- ----------------------- ------------------------------


------------------------------- ------------------------- ----------------------- ------------------------------


------------------------------- ------------------------- ----------------------- ------------------------------


------------------------------- ------------------------- ----------------------- ------------------------------


------------------------------- ------------------------- ----------------------- ------------------------------


------------------------------- ------------------------- ----------------------- ------------------------------


------------------------------- ------------------------- ----------------------- ------------------------------


------------------------------- ------------------------- ----------------------- ------------------------------


------------------------------- ------------------------- ----------------------- ------------------------------

                                                                       EXHIBIT 4

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MAY NOT TRADE THIS SECURITY OR ANY SECURITY ISSUED IN RESPECT OF THIS SECURITY IN CANADA BEFORE 4 MONTHS AFTER THE DATE OF THIS AGREEMENT.

                          COMMON STOCK PURCHASE WARRANT

                To Purchase __________ Shares of Common Stock of

                           UNITY WIRELESS CORPORATION

          THIS COMMON STOCK PURCHASE WARRANT (the "WARRANT") certifies that, for value received, _____________ (the "HOLDER"), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "INITIAL EXERCISE DATE") and on or prior to the close of business on the five year anniversary of the Initial Exercise Date (the "TERMINATION DATE") but not thereafter, to subscribe for and purchase from Unity Wireless Corporation, a Delaware corporation (the "COMPANY"), up to ______ shares (the "WARRANT SHARES") of Common Stock, par value $.001 per share, of the Company (the "COMMON STOCK"). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

     SECTION 1. DEFINITIONS. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Additional Issuance Agreement (the "PURCHASE AGREEMENT"), dated December 13, 2006, among the Company and the purchasers signatory thereto.

     SECTION 2. EXERCISE.

          a) EXERCISE OF WARRANT. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company); and, within 3 Trading Days of the date said Notice of Exercise is delivered to the Company, the Company shall have received payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier's check drawn on a United States bank. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within 3 Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise Form within 1 Business Day of receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

          b) EXERCISE PRICE. The exercise price per share of the Common Stock under this Warrant shall be $0.10, subject to adjustment hereunder (the "EXERCISE PRICE").

          c) CASHLESS EXERCISE. So long as at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised at such time by means of a "cashless exercise" in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

          (A) = the VWAP on the Trading Day immediately preceding the date of such election;

          (B) = the Exercise Price of this Warrant, as adjusted; and

          (X) = the number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.

          Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

          d) EXERCISE LIMITATIONS. (i) The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2(c) or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, such Holder (together with such Holder's Affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder's Affiliates), as set forth on the applicable Notice of Exercise, would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by such Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Debentures or Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(d)(i), beneficial ownership shall be calculated in accordance with
     Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by a Holder that the Company is not representing to such Holder that such calculation is in compliance with
     Section 13(d) of the Exchange Act and such Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder together with any Affiliates) and of which a portion of this Warrant is exercisable shall be in the sole discretion of a Holder, and the submission of a Notice of Exercise shall be deemed to be each Holder's determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this
     Section 2(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-QSB or Form 10-KSB, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company's Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by such Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The "Beneficial Ownership Limitation" shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Beneficial Ownership Limitation provisions of this Section 2(d)(i) may be waived by such Holder, at the election of such Holder, upon not less than 61 days' prior notice to the Company to change the Beneficial Ownership Limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant, and the provisions of this Section 2(d) shall continue to apply. Upon such a change by a Holder of the Beneficial Ownership Limitation from such 4.99% limitation to such 9.99% limitation. The Beneficial Ownership Limitation provision may be waived by the Holder in its entirety upon 61 days' prior notice to the Company, in which event the provisions of this paragraph shall not apply and shall be void. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d)(i) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

               (ii) Unless the Company has obtained Authorized Share Approval, the Company may not issue upon exercise of this Warrant a number of shares of Common Stock which, when aggregated with any shares of Common Stock issued (A) upon prior conversion of any Debentures issued pursuant to the Purchase Agreement and (B) upon prior exercise of any Warrants issued pursuant to the Purchase Agreement would exceed 10,000,000 shares of Common Stock ("ISSUABLE MAXIMUM"). If on any attempted exercise of this Warrant, the issuance of Warrant Shares would exceed the Issuable Maximum and the Company's shareholders have not previously voted in favor of Authorized Share Approval, then the Company shall issue to the Holder request a Warrant exercise such number of Warrant Shares as may be issued below the Issuable Maximum and, with respect to the remainder of the aggregate number of Warrant Shares, this Warrant shall not be exercisable until and unless Authorized Share Approval has been obtained.

          e) MECHANICS OF EXERCISE.

               i. AUTHORIZATION OF WARRANT SHARES. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

               ii. DELIVERY OF CERTIFICATES UPON EXERCISE. Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder by crediting the account of the Holder's prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission ("DWAC") system if the Company is a participant in such system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise within 3 Trading Days from the delivery to the Company of the Notice of Exercise Form, surrender of this Warrant (if required) and payment of the aggregate Exercise Price as set forth above ("WARRANT SHARE DELIVERY DATE"). This Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company. The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price (or by cashless exercise, if permitted) and all taxes required to be paid by the Holder, if any, pursuant to Section 2(e)(vii) prior to the issuance of such shares, have been paid.

               iii. DELIVERY OF NEW WARRANTS UPON EXERCISE. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

               iv. RESCISSION RIGHTS. If the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to this Section 2(e)(iv) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

               v. COMPENSATION FOR BUY-IN ON FAILURE TO TIMELY DELIVER CERTIFICATES UPON EXERCISE. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "BUY-IN"), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause
          (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

               vi. NO FRACTIONAL SHARES OR SCRIP. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

               vii. CHARGES, TAXES AND EXPENSES. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; PROVIDED, HOWEVER, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

               viii. CLOSING OF BOOKS. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

          f) CALL PROVISION. Subject to the provisions of Section 2(d) and this
     Section 2(f), if, after the two year anniversary of the Effective Date (i) the VWAP for each of 20 consecutive Trading Days (the "MEASUREMENT PERIOD", which 20 Trading Day period shall not have commenced until after the Effective Date) exceeds 200% of the then Exercise Price (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the Initial Exercise Date) (the "THRESHOLD PRICE"), (ii) the average daily volume for such Measurement Period exceeds 100,000 shares of Common Stock per Trading Day (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like after the Initial Exercise Date) and (iii) the Holder is not in possession of any information furnished by the Company that constitutes, or might constitute, material non-public information, then the Company may, within two Trading Days of the end of such period, call for cancellation of all or any portion of this Warrant for which a Notice of Exercise has not yet been delivered (such right, a "CALL"). To exercise this right, the Company must deliver to the Holder an irrevocable written notice (a "CALL NOTICE"), indicating therein the portion of unexercised portion of this Warrant to which such notice applies. If the conditions set forth below for such Call are satisfied from the period from the date of the Call Notice through and including the Call Date (as defined below), then any portion of this Warrant subject to such Call Notice for which a Notice of Exercise shall not have been received by the Call Date will be cancelled at 6:30 p.m. (New York City time) on the twentieth Trading Day after the date the Call Notice is received by the Holder (such date and time, the "CALL DATE"). Any unexercised portion of this Warrant to which the Call Notice does not pertain will be unaffected by such Call Notice. In furtherance thereof, the Company covenants and agrees that it will honor all Notices of Exercise with respect to Warrant Shares subject to a Call Notice that are tendered through 6:30 p.m. (New York City time) on the Call Date. The parties agree that any Notice of Exercise delivered following a Call Notice which calls less than all the Warrants shall first reduce to zero the number of Warrant Shares subject to such Call Notice prior to reducing the remaining Warrant Shares available for purchase under this Warrant. For example, if (x) this Warrant then permits the Holder to acquire 100 Warrant Shares, (y) a Call Notice pertains to 75 Warrant Shares, and (z) prior to 6:30 p.m. (New York City time) on the Call Date the Holder tenders a Notice of Exercise in respect of 50 Warrant Shares, then (1) on the Call Date the right under this Warrant to acquire 25 Warrant Shares will be automatically cancelled, (2) the Company, in the time and manner required under this Warrant, will have issued and delivered to the Holder 50 Warrant Shares in respect of the exercises following receipt of the Call Notice, and (3) the Holder may, until the Termination Date, exercise this Warrant for 25 Warrant Shares (subject to adjustment as herein provided and subject to subsequent Call Notices). Subject again to the provisions of this Section 2(f), the Company may deliver subsequent Call Notices for any portion of this Warrant for which the Holder shall not have delivered a Notice of Exercise. Notwithstanding anything to the contrary set forth in this Warrant, the Company may not deliver a Call Notice or require the cancellation of this Warrant (and any such Call Notice will be void), unless, from the beginning of the 20th consecutive Trading Day used to determine whether the Common Stock has achieved the Threshold Price through the Call Date, (i) the Company shall have honored in accordance with the terms of this Warrant all Notices of Exercise delivered by 6:30 p.m. (New York City time) on the Call Date, (ii) the Registration Statement shall be effective as to all Warrant Shares and the prospectus thereunder available for use by the Holder for the resale of all such Warrant Shares and (iii) the Common Stock shall be listed or quoted for trading on the Trading Market, and (iv) there is a sufficient number of authorized shares of Common Stock for issuance of all Securities under the Transaction Documents, and (v) the issuance of the shares shall not cause a breach of any provision of 2(d) herein. The Company's right to Call the Warrant shall be exercised ratably among the Holders based on each Holder's initial purchase of Warrants.

          g) REDEMPTION AT ELECTION OF HOLDER. If the Company shall agree to sell substantially all of its assets in one or more transactions in which the consideration consists solely of cash, cash equivalents, assumption of indebtedness, or any combination thereof, the Holder shall have the right to require the Company, by written notice to the Company, to redeem this Warrant, in full and in cash, at the closing of such sale of assets. The aggregate amount payable in full redemption of the Warrants required to be redeemed upon such sale of assets shall be equal to the Warrant Cash Sale Redemption Amount (as defined below). In the event that the Company fails to pay the Warrant Cash Sale Redemption Amount within three business days of the closing of the sale transaction, interest shall accrue on the unpaid Warrant Cash Redemption Amount at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law, until the Warrant Cash Sale Redemption Amount is paid in full. Concurrently with the payment in full of the Warrant Cash Sale Redemption Amount, the Holder shall surrender this Warrant to or as directed by the Company (or the successor company). The Holder may elect to exercise this Warrant pursuant to Sections 2(a) or 2(c) hereof prior to actual payment in cash for the redemption.

          h) Definitions Applicable to Section 2(g). For the purposes of Section 2(g):

          "WARRANT CASH SALE REDEMPTION AMOUNT" shall equal the sum of (i) the product of (A) all unexercised Warrant Shares underlying this Warrant if the Warrants were issued pursuant to a cashless exercise exercised on the date the redemption right hereunder is exercised based on the Effective Price (as defined below) and (B) the Effective Price and (ii) all other amounts, costs, expenses and liquidated damages due in respect of this Warrant. The "EFFECTIVE PRICE" shall be the cash consideration paid by the acquirer in such event (less the amount paid in redemption of the Debentures in clause (i) of the definition of Cash Sale Redemption Amount set forth therein) divided by the sum of; (x) the issued and outstanding shares of Common Stock of the Company then outstanding and (y) the shares of Common Stock into which the outstanding Debentures may be converted on the day immediately preceding the record date fixed for determining the holders of shares of Common Stock eligible to receive a distribution (or if no such date has been fixed, the date of the day immediately preceding the closing of the transaction) and (z) the number of shares deemed issuable to the Warrant holders pursuant to the mandatory redemption provisions in this and the other Warrants which take effect upon sale of assets for cash consideration whether or not any Warrant holder shall have elected to have their Warrants Redeemed; provided, however, that the number of shares of Common Stock issuable on conversion of the Debentures and issuable upon exercise of the Warrants for this purpose shall be determined on a fully converted or exercised basis and ignoring any conversion or exercise limitations therein.

     SECTION 3. CERTAIN ADJUSTMENTS.

          a) STOCK DIVIDENDS AND SPLITS. If the Company, at any time while this Warrant is outstanding: (A) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon exercise of this Warrant), (B) subdivides outstanding shares of Common Stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

          b) SUBSEQUENT EQUITY SALES. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase or sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the "BASE SHARE PRICE" and such issuances collectively, a "DILUTIVE ISSUANCE") (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment; PROVIDED, HOWEVER, if in any calendar year the Company issues Common Stock or Common Stock Equivalents for an aggregate value of less than $500,000 and such issuance includes no mandatory, demand or similar registration rights (but may include piggyback registration rights) for the purchasers or placement agent, then, for purposes of such issuance only, the Exercise Price shall be adjusted downward, but never upward, by multiplying the Exercise Price by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock which the offering price for such Dilutive Issuance would purchase at the Exercise Price, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the Dilutive Issuance plus the number of shares of Common Stock so issued or issuable in connection with the Dilutive Issuance and the number of shares issuable pursuant to this Warrant shall be proportionally increased. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect of an Exempt Issuance. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this section, indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice the "DILUTIVE ISSUANCE NOTICE"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.

          c) SUBSEQUENT RIGHTS OFFERINGS. If the Company, at any time while the Warrant is outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the VWAP at the record date mentioned below, then the Exercise Price shall be multiplied by a fraction, of which the denominator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such VWAP. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

          d) PRO RATA DISTRIBUTIONS. If the Company, at any time prior to the Termination Date, shall distribute to all holders of Common Stock (and not to Holders of the Warrants) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Stock (which shall be subject to Section 3(b)), then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

          e) FUNDAMENTAL TRANSACTION. If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "FUNDAMENTAL TRANSACTION"), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder,
     (a) upon exercise of this Warrant, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the "ALTERNATE CONSIDERATION") receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event or (b) if the Company is acquired in an all cash transaction, cash equal to the value of this Warrant as determined in accordance with the Black-Scholes option pricing formula. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 3(d) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

          f) CALCULATIONS. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

          g) VOLUNTARY ADJUSTMENT BY COMPANY. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

          h) NOTICE TO HOLDERS.

               i. ADJUSTMENT TO EXERCISE PRICE. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly mail to each Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company issues a variable rate security, despite the prohibition thereon in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised in the case of a Variable Rate Transaction (as defined in the Purchase Agreement).

               ii. NOTICE TO ALLOW EXERCISE BY HOLDER. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the 20-day period commencing on the date of such notice to the effective date of the event triggering such notice.

               i) ADJUSTMENT UPON A REVERSE STOCK SPLIT. In the event the Company effects a reverse stock split of the Common Stock at any time while this Warrant is outstanding, in addition to any other adjustment provided herein, the Exercise Price shall be reduced effective as of the 23rd Trading Day following such stock split (the "RESET DATE") to a price equal to the lesser of (i) the average of the VWAPs for the 22 Trading Days immediately following such reverse stock split or (ii) the average of the VWAPs for the 5 Trading Days immediately prior to the Reset Date, subject to further adjustment as provided herein. If such an adjustment does not result in a reduction of the Exercise Price then in effect, no adjustment will be made.

     SECTION 4. TRANSFER OF WARRANT.

          a) TRANSFERABILITY. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

          b) NEW WARRANTS. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

          c) WARRANT REGISTER. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "WARRANT REGISTER"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

          d) TRANSFER RESTRICTIONS. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such transfer (i) that the Holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), or (a)(8)
     promulgated under the Securities Act or a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.

     SECTION 5. MISCELLANEOUS.

          a) NO RIGHTS AS SHAREHOLDER UNTIL EXERCISE. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Section 2(e)(ii).

          b) LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

          c) SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

          d) AUTHORIZED SHARES.

               Subject to Authorized Share Approval, the Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed.

               Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and
          (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

               Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

          e) JURISDICTION. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

          f) RESTRICTIONS. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

          g) NONWAIVER AND EXPENSES. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

          h) NOTICES. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

          i) LIMITATION OF LIABILITY. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

          j) REMEDIES. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

          k) SUCCESSORS AND ASSIGNS. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

          l) AMENDMENT. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

          m) SEVERABILITY. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

          n) HEADINGS. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.


Dated:  December 13, 2006

                                        UNITY WIRELESS CORPORATION


                                        By:_____________________________________
                                           Name:
                                           Title:

                               NOTICE OF EXERCISE

TO:  UNITY WIRELESS CORPORATION

     (1)______The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

     (2)______Payment shall take the form of (check applicable box):

               [_] in lawful money of the United States; or

               [_] [if permitted] the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

     (3)______Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:

               ________________________________________

The Warrant Shares shall be delivered to the following DWAC Account Number or by physical delivery of a certificate to:

               ________________________________________

               ________________________________________

               ________________________________________

     (4) ACCREDITED INVESTOR. The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity: ______________________________________________________

SIGNATURE OF AUTHORIZED SIGNATORY OF INVESTING ENTITY: _________________________

Name of Authorized Signatory: __________________________________________________

Title of Authorized Signatory: _________________________________________________

Date: __________________________________________________________________________

                                 ASSIGNMENT FORM

                    (To assign the foregoing warrant, execute
                   this form and supply required information.
                 Do not use this form to exercise the warrant.)

     FOR VALUE RECEIVED, [____] all of or [_______] shares of the foregoing Warrant and all rights evidenced thereby are hereby assigned to

_______________________________________________ whose address is

_______________________________________________________________.


_______________________________________________________________

                                                  Dated: ______________, _______


                  Holder's Signature:  _____________________________

                  Holder's Address:    _____________________________

                                       _____________________________


Signature Guaranteed:  ___________________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

                                                                       EXHIBIT 5

[Infinity II Ventures]

Dear sirs:

Re:  Participation in placement of Convertible Debentures

We understand that you propose to participate in the purchase of convertible debentures of Unity Wireless Corporation (the "Corporation") on the terms set out in the form of Additional Issuance Agreement attached hereto. Pursuant to that placement you will be required to execute the Additional Issuance Agreement (customized with your name and placement amount), an Intercreditor Agreement dealing with the pari passu ranking of security interests among debtholders, and will be required to consent to the prior granting of a security interest over the accounts receivable of the Corporation and its subsidiaries in favour of a lender that will provide accounts receivables financing to the Corporation in the near future.

In consideration of your purchase of the convertible debentures and agreement to provide the consent to the AR financing, the Corporation agrees that, for the purchasers of the convertible debentures and their affiliates(1), the Class A, B, C and D warrants issued by the Corporation pursuant to the acquisition by the Corporation of Celletra Ltd. in accordance with a Purchase Agreement dated July 17, 2006, (the "warrants") will be amended as follows:

     1. The exercise price of the warrants will be reduced to $0.10 per share of common stock, subject to any adjustment specified in the warrants.

     2. The term of the warrants will be extended to be 5 years from the closing date of the above referenced placement of the convertible debentures (the "New Term") and it shall be clarified that the warrants shall not be void after August 17, 2009 but that their validity shall extend to the New Term.

----------

(1) Affiliates means the following entities: IDB Development Corporation Ltd., Clalit Finance and Investments Ltd., Clal Insurance Enterprise Holdings Ltd., Clal Insurance Company Ltd., Infinity I Annex Fund, L. P., Israel Infinity Venture Capital Fund (Israel) L.P., Israel Infinity Venture Capital Fund (Delaware) L.P., Israel Infinity Venture Capital Fund (Cayman I), L.P., Israel Infinity Venture Capital Fund (Cayman II)L.P., Clal Industries and Investments Ltd. Clal Electronics Industries Ltd., Gemini Israel II L.P., Gemini Israel II Parallel Fund Limited Partnership, Gemini Partner Investors L.P., Advent PGGM Gemini L.P. SVE STAR Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability), Star Seed Enterprises, a German Civil Law Partnership (with limitation of liability), SVE Star Ventures Enterprises GmbH & Co. No. VIIa KG, SVM STAR Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 2 ,SVM Star Ventures Management GmbH Nr.3, Lior Bregman, FBR Infinity II Ventures (Israel) LP, FBR Infinity II Ventures LP, FBR Infinity II Ventures (Erisa) LP, Valley Venture Capital Limited Partnership.

     3.   The warrants will incorporate the following additional provision:

          "ADJUSTMENT UPON A REVERSE STOCK SPLIT. In the event the Company effects a reverse stock split of the Common Stock at any time while this Warrant is outstanding, in addition to any other adjustment provided herein, the Exercise Price shall be reduced effective as of the 23rd Trading Day following such stock split (the "RESET DATE") to a price equal to the lesser of (i) the average of the daily volume weighted average prices of the Company's common shares ("VWAPs") for the 22 Trading Days immediately following such reverse stock split or
          (ii) the average of the VWAPs for the 5 Trading Days immediately prior to the Reset Date, subject to further adjustment as provided herein. If such an adjustment does not result in a reduction of the Exercise Price then in effect, no adjustment will be made."

The warrants held by persons that do not participate, directly or by means of their affiliates in the placement of convertible debentures will not be amended.

We confirm that the Corporation has the requisite corporate power and authority to enter into and to carry out its undertakings and obligations herein and that the amending of the warrant terms as specified herein does not and will not: (i) conflict with or violate any provision of the Corporation's organizational or charter documents, or (ii) conflict with, or constitute a default under any material instrument or other material understanding to which the Corporation is a party.

Yours truly,

Unity Wireless Corporation

Per:
By:  Ilan Kenig
Date:______________